RAY K. WELT
Vancouver, British Columbia
Canada

August 15, 2007

Rocketinfo, Inc.
3101 West Coast Highway
Suite 210
Newport Coast, California
92660

Attention: **The Board of Directors**

Dear Lady and Gentlemen:

Due to the press of personal and corporate matters and my inability to provide the proper governance on board matters as should be necessary for the Company, please accept this letter as notice of my resignation as a director, effective immediately.

Please note that I have no disagreements with board activities or corporate actions and leave solely for personal reasons.

Yours sincerely,

Ray K. Welt